
August 12, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

Re: CONMED Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2014 by Voce Catalyst Partners LP et al.
File No. 000-16093

Definitive Additional Soliciting Materials
Filed February 28, 2014 by Voce Catalyst Partners LP et al.
File No. 000-16093

Dear Mr. Plants:

We have reviewed the revised preliminary proxy statement and the related response letter dated August 1, 2014, responding to the staff's comment letters dated February 28, 2014 and March 6, 2014, and we have the following additional comments.

Revised Preliminary Proxy Statement

General

1.   The revised preliminary proxy statement does not contain page numbers. Please revise accordingly. The page number referenced in the following comments refers to the page number found in the supplemental courtesy copies emailed to me on August 1, 2014.

Background of the Proxy Solicitation, page 6

2.   Disclosure on page 6 indicates that on "[o]n February 27, 2014, Voce issued a press release and published a letter to the Company setting forth its reasons for disagreeing with the Board's decision to appoint the Coppersmith Nominees to the Board. Such reasons included doubts about the Coppersmith Nominees' qualifications and fitness to serve as directors of the Board." We note your response to comment 6 of the staff's February 28, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in the comment. We also note that such statements are included in the February 27, 2014 press release referenced in the preliminary proxy statement. Please revise the proxy statement to include appropriate

corrective disclosure and refrain from including such statements in future soliciting materials. With respect to the second statement cited in the staff's February 28, 2014 comment letter, please include in such corrective disclosure that Voce is not in possession of independent information that allows it to express a view on the veracity of Alere's allegations.

3.   We note your response to comment 1 of the staff's March 6, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in the comment. We note that such statements are included in the press release issued on February 27, 2014. Please refrain from making such statements in future filings. Alternatively, please include clarifying language in the proxy statement that explains that such restriction is limited to Coppersmith and does not extend to actions taken by the Coppersmith designees in their capacity as directors of the Company.

4.   We note your response to comment 3 of the staff's March 6, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in the comment. We note that such statements are included in the press release issued on February 27, 2014 and described on page 6 of the preliminary proxy statement. Please revise the proxy statement to provide appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

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Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Ariana Zikopoulos, Esq.
        Caitlin R. Cornell, Esq.
        Schulte Roth & Zabel LLP